Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2015 and June 30, 2014

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended June 30,		Six Months Ended June 30,
		2015	2014	2015	2014

Revenue		$65,796	$79,567	$142,315	$164,571
Cost of sales excluding depreciation and amortization	13	78,738	78,432	150,941	162,728
Depreciation and amortization		13,175	5,182	24,760	11,798
Mine operating loss		(26,117)	(4,047)	(33,386)	(9,955)

Other expenses/(income)
Exploration expense		325	182	637	266
General and administrative		4,829	4,120	8,461	9,826
Finance expense, net	14	2,104	894	4,774	3,313
Other income		(49)	(143)	(2,555)	(166)
Loss/(gain) on fair value of 5% Convertible Debentures	4	1,266	(2,392)	5,002	7,782
Impairment charges	18	34,396	—	34,396	—
Loss before tax		(68,988)	(6,708)	(84,101)	(30,976)
Income tax expense	7	—	—	—	85
Net loss		$(68,988)	$(6,708)	$(84,101)	$(31,061)
Net loss attributable to non-controlling interest		(7,485)	(1,555)	(9,471)	(3,544)
Net loss attributable to Golden Star shareholders		$(61,503)	$(5,153)	$(74,630)	$(27,517)

Net loss per share attributable to Golden Star shareholders
Basic and diluted		$(0.24)	$(0.02)	$(0.29)	$(0.11)
Weighted average shares outstanding-basic and diluted (millions)		259.5	259.4	259.5	259.3
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

OTHER COMPREHENSIVE LOSS
Net loss	$(68,988)	$(6,708)	$(84,101)	$(31,061)
Comprehensive loss	(68,988)	(6,708)	(84,101)	(31,061)
Comprehensive loss attributable to non-controlling interest	(7,485)	(1,555)	(9,471)	(3,544)
Comprehensive loss attributable to Golden Star shareholders	$(61,503)	$(5,153)	$(74,630)	$(27,517)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	June 30, 2015	December 31, 2014

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$21,448	$39,352
Accounts receivable		10,208	14,832
Inventories	5	27,586	54,279
Prepaids and other		5,618	4,767
Total Current Assets		64,860	113,230
RESTRICTED CASH		2,043	2,041
MINING INTERESTS	6	132,414	142,782
Total Assets		$199,317	$258,053

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$124,971	$123,451
Current portion of rehabilitation provisions	9	7,087	4,562
Current portion of long term debt	10	19,111	17,181
Total Current Liabilities		151,169	145,194
LONG TERM DEBT	10	108,024	85,798
REHABILITATION PROVISIONS	9	77,537	81,254
Total Liabilities		336,730	312,246

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		695,266	695,266
CONTRIBUTED SURPLUS		32,413	31,532
DEFICIT		(800,253)	(725,623)
Total Golden Star (Deficit)/Equity		(72,574)	1,175
NON-CONTROLLING INTEREST		(64,839)	(55,368)
Total Equity		(137,413)	(54,193)
Total Liabilities and Shareholders' Equity		$199,317	$258,053
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2015	2014	2015	2014

OPERATING ACTIVITIES:
Net loss		$(68,988)	$(6,708)	$(84,101)	$(31,061)
Reconciliation of net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization		13,185	5,213	24,779	11,829
Net realizable value adjustment on inventory		721	—	1,524	—
Impairment charges	18	34,396	—	34,396	—
Accrued severance		9,420	—	9,420	—
Loss on retirement of asset		—	27	—	70
Share-based compensation	12	1,530	430	2,059	1,868
Deferred income tax expense	7	—	—	—	85
Loss/(gain) on fair value of 5% Convertible Debentures	4	1,266	(2,392)	5,002	7,782
Gain on deferral of other long term liabilities	10	—	—	(2,432)	—
Accretion of other long term liabilities		304	—	304	—
Accretion of rehabilitation provisions		441	437	881	873
Amortization of financing fees		62	62	124	124
Reclamation expenditures		(1,007)	(871)	(2,073)	(1,538)
Other		—	—	26	—
Changes in working capital	17	6,006	4,753	12,265	8,972
Net cash (used in)/provided by operating activities		(2,664)	951	2,174	(996)
INVESTING ACTIVITIES:
Additions to mining properties		(77)	(4,601)	(96)	(12,975)
Additions to plant and equipment		(874)	—	(874)	(499)
Additions to construction in progress		(11,131)	(1,671)	(23,575)	(5,010)
Capitalized interest		(672)	—	(991)	—
Change in accounts payable and deposits on mine equipment and material		2,063	(5,394)	(815)	(7,309)
Other investing activities		—	—	—	(5)
Net cash used in investing activities		(10,691)	(11,666)	(26,351)	(25,798)
FINANCING ACTIVITIES:
Principal payments on debt		(4,379)	(3,695)	(8,727)	(5,345)
Proceeds from debt agreements		15,000	—	15,000	10,000
Net cash provided by/(used in) financing activities		10,621	(3,695)	6,273	4,655
Decrease in cash and cash equivalents		(2,734)	(14,410)	(17,904)	(22,139)
Cash and cash equivalents, beginning of period		24,182	57,822	39,352	65,551
Cash and cash equivalents, end of period		$21,448	$43,412	$21,448	$43,412
See Note 17 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2013	259,105,970	$694,906	$29,346	$(652,544)	$(45,006)	$26,702
Shares issued under options	268,909	216	(216)	—	—	—
Options granted net of forfeitures	—	—	1,339	—	—	1,339
DSU's granted	—	—	269	—	—	269
Net loss	—	—	—	(27,517)	(3,544)	(31,061)
Balance at June 30, 2014	259,374,879	$695,122	$30,738	$(680,061)	$(48,550)	$(2,751)

Balance at December 31, 2014	259,490,083	$695,266	$31,532	$(725,623)	$(55,368)	$(54,193)
Options granted net of forfeitures	—	—	405	—	—	405
DSU's granted	—	—	476	—	—	476
Net loss	—	—	—	(74,630)	(9,471)	(84,101)
Balance at June 30, 2015	259,490,083	$695,266	$32,413	$(800,253)	$(64,839)	$(137,413)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)

1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the New York Stock Exchange MKT(the "NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, Wassa underground development project and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
At Bogoso, the Company processes both refractory and non-refractory ore. The Company has made a decision to suspend the refractory operation in the third quarter of 2015 in conjunction with its business strategy to focus on lower cost mining opportunities. Impairment charges relating to the refractory operation has been recognized at June 30, 2015.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on July 29, 2015.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.
IFRS 13 Fair value measurements provides clarification related to the portfolio exception. The adoption of this improvement did not result in any impact to the Company's financial statements.

IFRS 8 Operating segments amended to require (i) disclosure of judgements made by management in aggregating segments, and (ii) a reconciliation of segment assets to the entity's assets when segment assets are reported. The adoption of this amendment did not result in any impact to the Company's financial statements.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2015 and December 31, 2014:

		June 30, 2015		December 31, 2014
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$52,848	$52,848	$47,846	$47,846
There were no non-recurring fair value measurements of financial instruments as at June 30, 2015.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.
The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015	December 31, 2014
5% Convertible Debentures
Risk free interest rate	0.6%	0.9%
Risk premium	25.0%	25.1%
Volatility	40.0%	40.0%
Remaining life (years)	1.9	2.4
The following table presents the changes in the Level 3 investments for the six months ended June 30, 2015:

Fair value
Balance, December 31, 2014	$47,846
Loss in the period included in earnings	5,002
Balance, June 30, 2015	$52,848

If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related gain in the consolidated statement of operations would increase by $4.6 million for the six months ended June 30, 2015. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	June 30, 2015	December 31, 2014
Stockpiled ore	$14,283	$21,035
In-process ore	2,538	8,093
Materials and supplies	10,765	25,151
Total	$27,586	$54,279
The cost of inventories expensed for the six months ended June 30, 2015 and 2014 was $143.8 million and $154.5 million, respectively.
A total of $12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory were written off in the three and six months ended June 30, 2015 (See Note 18). $2.2 million of net realizable value adjustments were recorded for stockpiled and in-process ore in the six months ended June 30, 2015 (June 30, 2014 - $1.4 million). For the six months ended June 30, 2014, $1.0 million of materials and supplies inventories net realizable value adjustments were recorded due to obsolescence.
6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2014	$454,074	$713,471	$38,716	$1,206,261
Additions	874	96	23,575	24,545
Transfers	3,911	923	(4,834)	—
Capitalized interest	—	—	991	991
Disposals and other	(602)	—	—	(602)
As of June 30, 2015	$458,257	$714,490	$58,448	$1,231,195

Accumulated depreciation
As of December 31, 2014	$405,844	$648,329	$9,306	$1,063,479
Depreciation and amortization	13,787	12,808	—	26,595
Disposals and other	(27)	—	—	(27)
Impairment charges (Note 18)	4,544	4,190	—	8,734
As of June 30, 2015	$424,148	$665,327	$9,306	$1,098,781

Carrying amount
As of December 31, 2014	$48,230	$65,142	$29,410	$142,782
As of June 30, 2015	$34,109	$49,163	$49,142	$132,414
As at June 30, 2015, equipment under finance leases had net carrying amounts of $2.3 million. The total minimum lease payments are disclosed in Note 10 - Debt.
No depreciation is charged to construction in progress assets. Accumulated depreciation of construction in progress assets represents impairment taken on these assets in previous years.

7. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Current expense:
Canada	$—	$—	$—	$—
Foreign	—	—	—	—
Deferred tax recovery:
Canada	—	—	—	—
Foreign	—	—	—	85
Tax expense	$—	$—	$—	$85

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2015	December 31, 2014
Trade and other payables	$77,249	$79,528
Accrued liabilities	33,590	38,201
Payroll related liabilities	4,712	4,954
Accrued severance	9,420	768
Total	$124,971	$123,451
During the six months ended June 30, 2015, certain payables have been reclassified to other long-term liabilities (See Note 10).
In the second quarter of 2015, the Company recorded accrued severance of $13.0 million relating to the planned suspension of the Bogoso refractory operation in the third quarter of 2015, $3.6 million of this amount has been paid by June 30, 2015.
9. REHABILITATION PROVISIONS
At June 30, 2015, the total undiscounted amount of the estimated future cash needs was estimated to be $89.2 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Beginning balance	$85,816	$86,310
Accretion of rehabilitation provisions	881	1,746
Changes in estimates	—	1,314
Cost of reclamation work performed	(2,073)	(3,554)
Balance at the end of the period	$84,624	$85,816

Current portion	$7,087	$4,562
Long term portion	77,537	81,254
Total	$84,624	$85,816

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	June 30, 2015	December 31, 2014
Current debt:
Equipment financing credit facility	$3,441	$4,512
Ecobank Loan I net of loan fees	11,686	11,686
Ecobank Loan II net of loan fees	3,000	—
Finance leases	984	983
Total current debt	$19,111	$17,181
Long term debt:
Equipment financing credit facility	$2,488	$3,833
Ecobank Loan I net of loan fees	25,519	31,239
Ecobank Loan II net of loan fees	11,375	—
Finance leases	2,411	2,880
5% Convertible Debentures at fair value (see Note 4)	52,848	47,846
Other long term liabilities	13,383	—
Total long term debt	$108,024	$85,798
Other long term liabilities
During the six months ended June 30, 2015, the Company reached an agreement with Volta River Authority, the electricity provider in Ghana, on a mutually acceptable repayment plan. The plan includes a deferral of $15.5 million to 2016 and 2017 which has been reclassified from accounts payable to other long term liabilities, net of a $2.4 million gain on deferral of other long term liabilities and $0.3 million of accretion thereof in the six months ended June 30, 2015.
Ecobank Loan II
During the three and six month periods ended June 30, 2015, the Company drew down $15.0 million on the Ecobank loan II. The Ecobank loan II has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa’s existing plant, machinery and equipment. The interest rate on the loan is three month LIBOR plus 11% per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company will be required to adhere to certain financial covenants from the end of 2016. The Company has until the third quarter of 2015 to make further draw downs on the remaining $10.0 million available under the loan.

Schedule of payments on outstanding debt as of June 30, 2015:

	Six months ending December 31, 2015	2016	2017	2018	2019	2020	Maturity
Equipment financing loans
Principal	$2,096	$2,761	$931	$141	$—	$—	2013 to 2018
Interest	172	180	34	4	—	—

Ecobank Loan I
Principal	5,843	11,686	11,686	8,765	—	—	2018
Interest	1,716	2,610	1,506	392	—	—

Ecobank Loan II
Principal	—	3,333	3,333	3,333	3,333	1,668	2020
Interest	860	1,577	1,191	810	429	72

Finance leases
Principal	515	1,016	1,088	776	—	—	2018
Interest	112	172	100	24	—	—

5% Convertible Debentures
Principal	—	—	77,490	—	—	—	June 1, 2017
Interest	1,938	3,875	1,937	—	—	—

Other long term liabilities	—	7,078	8,433	—	—	—

Total principal	$8,454	$25,874	$102,961	$13,015	$3,333	$1,668
Total interest	4,798	8,414	4,768	1,230	429	72
	$13,252	$34,288	$107,729	$14,245	$3,762	$1,740

11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $3.5 million, all of which are expected to be incurred within the next six months.
12. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Share-based compensation	$1,530	$430	$2,059	$1,868

Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the six months ended June 30, 2015 and 2014 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2015	2014
Expected volatility	68.98%	78.02%
Risk-free interest rate	1.30%	1.43%
Expected lives	5.59 years	5.94 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the six months ended June 30, 2015 was $0.23 (six months ended June 30, 2014 - $0.57). As at June 30, 2015, there was $0.6 million of share-based compensation expense (June 30, 2014 - $1.4 million) relating to the Company's share options to be recorded in future periods.
A summary of option activity under the Company's Stock Option Plan during the six months ended June 30, 2015 are as follows:

	Options (‘000)	Weighted– Average Exercise price	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2014	14,935	2.01	5.7
Granted	3,421	0.30	9.7
Forfeited	(2,004)	2.16	8.9
Expired	(105)	4.58	—
Outstanding as of June 30, 2015	16,247	1.63	6.4

Exercisable as of December 31, 2014	10,808	2.33	5.0
Exercisable as of June 30, 2015	12,145	2.00	5.2
Share Bonus Plan
There were no bonus shares issued during the six months ended June 30, 2015.
Deferred share units ("DSUs")
For the six months ended June 30, 2015, the DSUs that were granted vested immediately and a compensation expense of $0.5 million was recognized for these grants (six months ended June 30, 2014 - $0.3 million). As of June 30, 2015, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,
	2015	2014
Number of DSUs, beginning of period ('000)	1,962	1,382
Grants	2,069	359
Exercises	—	(269)
Number of DSUs, end of period ('000)	4,031	1,472
Share appreciation rights ("SARs")
As of June 30, 2015, there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (June 30, 2014 - $1.1 million). For the six months ended June 30, 2015, the Company recognized an expense of $0.2 million related to these cash settled awards (six months ended June 30, 2014 - nil).

A summary of the SARs activity during the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,
	2015	2014
Number of SARs, beginning of period ('000)	3,220	3,027
Grants	700	460
Forfeited	(524)	(150)
Number of SARs, end of period ('000)	3,396	3,337
Performance share units ("PSUs")
For the six months ended June 30, 2015, the Company recognized an expense of $1.0 million (six months ended June 30, 2014 - $0.1 million).
A summary of the PSU activity during the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,
	2015	2014
Number of PSUs, beginning of period ('000)	2,346	—
Grants	8,010	2,475
Forfeited	(366)	—
Number of PSUs, end of period ('000)	9,990	2,475
13. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Mine operating expenses	$60,247	$72,877	$129,009	$155,628
Severance charges	13,360	1,093	13,844	1,275
Operating costs from/(to) metal inventory	1,117	162	(557)	(3,383)
Inventory net realizable value adjustment	721	319	1,524	972
Royalties	3,293	3,981	7,121	8,236
	$78,738	$78,432	$150,941	$162,728

14. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest income	$(8)	$(7)	$(17)	$(12)
Interest expense	2,423	2,207	4,191	4,216
Net foreign exchange gain	(752)	(1,743)	(281)	(1,764)
Accretion of rehabilitation provision	441	437	881	873
	$2,104	$894	$4,774	$3,313

15. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the six months ended June 30, 2015 and 2014 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Salaries, wages, and other benefits	$634	$599	$1,394	$1,195
Bonus	328	360	656	868
Share-based compensation	398	175	696	751
	$1,360	$1,134	$2,746	$2,814
16. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended June 30,	Wassa	Bogoso	Other	Corporate	Total
2015
Revenue	$29,615	$36,181	$—	$—	$65,796
Mine operating expenses	24,412	35,835	—	—	60,247
Severance charges	322	13,038	—	—	13,360
Operating costs (to)/from metal inventory	(1,621)	2,738	—	—	1,117
Inventory net realizable value adjustment	721	—	—	—	721
Royalties	1,483	1,810	—	—	3,293
Cost of sales excluding depreciation and amortization	25,317	53,421	—	—	78,738
Depreciation and amortization	2,841	10,334	—	—	13,175
Mine operating margin/(loss)	1,457	(27,574)	—	—	(26,117)
Impairment charges	—	34,396	—	—	34,396
Net loss attributable to non-controlling interest	(255)	(7,230)	—	—	(7,485)
Net loss attributable to Golden Star	$(253)	$(54,597)	$(223)	$(6,430)	$(61,503)

Capital expenditures	$6,979	$5,775	$—	$—	$12,754

2014
Revenue	$37,910	$41,657	$—	$—	$79,567
Mine operating expenses	28,435	44,442	—	—	72,877
Severance charges	925	168	—	—	1,093
Operating costs (to)/from metal inventory	(889)	1,051	—	—	162
Inventory net realizable value adjustment	319	—	—	—	319
Royalties	1,897	2,084	—	—	3,981
Cost of sales excluding depreciation and amortization	30,687	47,745	—	—	78,432
Depreciation and amortization	3,292	1,890	—	—	5,182
Mine operating margin/(loss)	3,931	(7,978)	—	—	(4,047)
Net loss attributable to non-controlling interest	(121)	(1,434)	—	—	(1,555)
Net income/(loss) attributable to Golden Star	$412	$(3,147)	$(171)	$(2,247)	$(5,153)

Capital expenditures	$2,570	$3,702	$—	$—	$6,272

Six Months Ended June 30,	Wassa	Bogoso	Other	Corporate	Total
2015
Revenue	$57,727	$84,588	$—	$—	$142,315
Mine operating expenses	49,231	79,778	—	—	129,009
Severance charges	803	13,041	—	—	13,844
Operating costs to metal inventory	(477)	(80)	—	—	(557)
Inventory net realizable value adjustment	1,524	—	—	—	1,524
Royalties	2,889	4,232	—	—	7,121
Cost of sales excluding depreciation and amortization	53,970	96,971	—	—	150,941
Depreciation and amortization	6,741	18,019	—	—	24,760
Mine operating loss	(2,984)	(30,402)	—	—	(33,386)
Impairment charges	—	34,396	—	—	34,396
Net loss attributable to non-controlling interest	(1,285)	(8,186)	—	—	(9,471)
Net loss attributable to Golden Star	$(7,201)	$(52,933)	$(446)	$(14,050)	$(74,630)

Capital expenditures	$17,405	$8,131	$—	$—	$25,536

2014
Revenue	$82,819	$81,752	$—	$—	$164,571
Mine operating expenses	62,437	93,191	—	—	155,628
Severance charges	999	276	—	—	1,275
Operating costs to metal inventory	(1,695)	(1,688)	—	—	(3,383)
Inventory net realizable value adjustment	319	653	—	—	972
Royalties	4,145	4,091	—	—	8,236
Cost of sales excluding depreciation and amortization	66,205	96,523	—	—	162,728
Depreciation and amortization	7,165	4,633	—	—	11,798
Mine operating margin/(loss)	9,449	(19,404)	—	—	(9,955)
Income tax expense	85	—	—	—	85
Net loss attributable to non-controlling interest	(105)	(3,439)	—	—	(3,544)
Net income/(loss) attributable to Golden Star	$2,589	$(11,477)	$(243)	$(18,386)	$(27,517)

Capital expenditures	$6,714	$11,770	$—	$—	$18,484

	Wassa	Bogoso	Other	Corporate	Total
June 30, 2015
Total assets	$138,021	$59,089	$545	$1,662	$199,317

December 31, 2014
Total assets	$130,010	$115,497	$834	$11,712	$258,053
17. SUPPLEMENTAL CASH FLOW INFORMATION
During the six months ended June 30, 2015, there was no payment of income taxes (six months ended June 30, 2014 - $6.2 million). The Company paid $4.2 million for interest during the six months ended June 30, 2015 (six months ended June 30, 2014 - $3.9 million).

Changes in working capital for the six months ended June 30, 2015 and 2014 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Decrease/(increase) in accounts receivable	$3,409	$(1,406)	$4,624	$(2,564)
Decrease in inventories	2,666	1,582	1,324	922
Decrease/(increase) in prepaids and other	916	2,103	(361)	2,713
(Decrease)/increase in accounts payable and accrued liabilities	(985)	7,474	6,678	14,071
Decrease in current tax liability	—	(5,000)	—	(6,170)
Total changes in working capital	$6,006	$4,753	$12,265	$8,972
18. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges recognized for Bogoso refractory assets:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Mining interests	8,734	—	8,734	—
Materials and supplies inventories	12,887	—	12,887	—
Refractory ore inventory	12,775	—	12,775	—
	$34,396	$—	$34,396	$—
Mining Interests
The recoverable amounts of the Company's cash generating units ("CGUs") are determined where facts and circumstances provide indicators of impairment. The recoverable amounts of the CGUs are determined based on each CGU's future cash flows based on the latest feasibility studies and life-of-mine cash flow projections. The estimated cash flows incorporate management's best estimate of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, future capital expenditures, and foreign exchange rates. The gold price assumption used is based on a short-term gold price of $1,150 per ounce. Projected cash flows are then discounted using a weighted average cost of capital which includes estimates for risk-free interest rates, market return on equity, share volatility, debt-to-equity ratios and risks specific to the CGUs. Management's estimates of the recoverable amounts are classified as Level 3 in the fair value hierarchy.
At June 30, 2015, the Company assessed and concluded that the forecasted mine operating loss for the Bogoso refractory operation prior to the planned suspension in the third quarter of 2015 is an indicator of potential impairment for the Bogoso refractory assets. As a result, the Company assessed the recoverable amounts of these Bogoso refractory assets.
An impairment charge of $8.7 million ($8.7 million, net of tax) was recorded against Bogoso's refractory assets at June 30, 2015. The impairment charge comprised of $4.2 million related to mine property and $4.5 million related to property, plant and equipment. These impairment charges represent the excess of carrying values over the total recoverable amount calculated on a value-in-use basis of the Bogoso refractory assets.
Sensitivities
The projected cash flows are significantly affected by changes in assumptions including future capital expenditures and production cost estimates.
For the impairment charge recorded at June 30, 2015, a 10% change to the gold price assumption would not have any impact to the impairment charge recognized on the Bogoso refractory assets.
Inventory write-off
As the Bogoso refractory operation is expected to be suspended in the third quarter of 2015, $12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory at the Bogoso refractory operation were written off based on a review of the inventory turnover and the expected inventory usage and recovery of ounces in ore prior to the suspension of the refractory operation.

19. SUBSEQUENT EVENT
On July 28, 2015, the Company successfully closed the $150 million streaming and financing with Royal Gold, Inc. (“RGI”) and its wholly-owned subsidiary RGLD Gold AG (“RGLD”) that was previously announced on May 7, 2015. The $150 million transaction consists of a $130 million stream transaction with RGLD and a further $20 million term loan from RGI. Golden Star has received $20 million from RGI in a term loan and will receive the initial upfront payment of $40 million from RGLD in relation to the stream. The balance of the upfront payment of the stream transaction will be advanced on a pro-rata basis with spending on the Wassa and Prestea underground mines meeting certain requirements. The initial upfront payment was reduced from $55 million to $40 million in conjunction with the Company’s draw down of $15 million on its existing $25 million Ecobank loan II in advance of the conclusion of the financing. The full amount of the stream transaction remains $130 million and the effective date remains April 1, 2015. Golden Star is in the process of retiring $38 million on its Ecobank loan I, this being the full amount outstanding, with funds received from RGI and RGLD.
Under the Streaming Agreement, Golden Star will initially deliver 8.5% of Bogoso and Wassa ("the Mines") production to RGLD at a cash purchase price of 20% of spot gold until 185,000 ounces have been delivered. A further 5% of the Mines production at a cash purchase price of 20% of spot gold will be delivered thereafter until an additional 22,500 ounces have been delivered. Thereafter, 3% of the Mines production at a cash purchase price of 30% of spot gold will be delivered in perpetuity. The economic effective date of delivery is April 1, 2015. Delivery of the 8.5% of gold production from April 1, 2015 to the commencement of funding date are payable in three equal installments on the 30th, 60th and 90th day after the commencement of funding.